SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 6-K

REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

October 22, 2026

Commission File Number 0-28800
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DRDGOLD Limited
Constantia Office Park
Cnr 14th Avenue and Hendrik Potgieter Road
Cycad House, Building 17, Ground Floor
Weltevreden Park 1709

(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F Form 40-F

Exhibit
99.1    Release dated October 22, 2026 “DEALINGS IN SECURITIES BY THE DRDGOLD EQUITY SETTLED LONG-TERM INCENTIVE SCHEME”

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DRDGOLD LIMITED
Date: October 22, 2026    By: /s/ Henriette Hooijer
        Name: Henriette Hooijer
        Title: Chief Financial Officer

Exhibit 99.1

DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number: 1895/000926/06)
ISIN: ZAE000058723
JSE & A2X share code: DRD
NYSE trading symbol: DRD
(“DRDGOLD”)

DEALINGS IN SECURITIES BY THE DRDGOLD EQUITY SETTLED LONG-TERM INCENTIVE SCHEME
In accordance with paragraphs 6.78 to 6.90 of the JSE Listings Requirements, shareholders of DRDGOLD are advised of the following acquisitions of DRDGOLD ordinary shares (“Shares”) on behalf of the equity settled long-term incentive scheme (“Scheme”) approved by shareholders on 2 December 2019 (“Acquisitions”).

Date	Number of Shares acquired	Volume weighted average price per Share	High price	Low price	Value
20 October 2026	500,000	R41.4068	R42.50	R40.55	R20,703,400.00
21 October 2026	914,973	R42.5166	R43.00	R41.50	R38,901,541.05
The Acquisitions (in respect of which the Scheme has a direct beneficial interest) were executed on-market. Clearance to deal was obtained in terms of paragraph 6.83 of the JSE Listings Requirements.

Johannesburg
22 October 2026

Sponsor
One Capital